United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

NOTICE TO SHAREHOLDERS

ORDINARY GENERAL ASSEMBLY

RECOMMENDATION OF CANDIDATE FOR THE FISCAL COUNCIL

BY PREFERENTIAL MINORITY SHAREHOLDERS

VALE SA (“Vale” or “Company”) informs that it has received from Geração Futuro L. Par. Fundo de Investimento em Ações, from Vic Distribuidora de Titulos e Valores Mobiliários S.A. and from Mr. Victor Adler, in their capacity as minority holders of Vale shares, recommendations for the appointment of Messrs:

i)                                        JULIO SERGIO DE SOUZA CARDOSO and ROBERT JEUNEMANN, as, respectively, candidates for permanent member and alternate member of Vale’s Fiscal Council in the election to be held separately by shareholders of Vale common shares, as per the legislation in force, at the Annual General Meeting to be held on 25.04.2016.

ii)                                    RAPHAEL MANHÃES MARTINS and THAIS DE MACEDO LIMANI, as, respectively, candidates for permanent member and alternate member of Vale’s Fiscal Council in the election to be held separately by shareholders of Vale preferential shares, as per the legislation in force, at the Annual General Meeting to be held on 25.04.2016.

Said minority shareholders have presented Vale with the résumés of their candidates — see Attachment 1

II. CONSELHO FISCAL

TITULAR PELAS ONs – Julio Sergio de Souza Cardozo, é conselheiro de Administração Certificado pelo – Instituto Brasileiro de Governança Corporativa. Professor de Auditoria e Controles internos da FGV e da UERJ (Universidade do Rio de Janeiro). Recebeu o prêmio do Conselho Federal de Contabilidade, a medaiha Mérito Contabilista CRC-ES, e a medaiha “Joaquim Monteiro de Carvalho” – Ordem de Mérito. Fol sóclo da Ernst & Young e CEO da firma para América do Sul. Foi Conselheiro Fiscal da Celesc e da Usiminas. É Presidente da BBA Aviation South America. É Presidente do Conselho Fiscal dos Jogos Olimplcos Rio 2016 e Conselheiro Fiscal da USIMINAS, Fibria e Saraiva Editora. Foi Conselheiro Fiscal da BRADESPAR. É Membro do GGC – Grupo de Governança Corporativa.

Julio Sergio Cardozo, is a board member certified by IBGC - Brazilian Institute of Corporate Governance professor of auditing and internal controls with FGV (Getulio Vargas Foundation) and UERJ (Rio de Janeiro State University). He won the prize from the Federal Accounting Council on Accounting Research , the medal of the Accounting Merit, CRC-ES (Regional Accounting Council of the State of Espírito Santo), and the medal “Joaquim Monteiro de Carvalho”- Order of the Accounting Merit, granted by the CRC-SP (Regional Accounting Council of the State of Săo Paulo). He was a partner at Ernst & Young for more than 25 years, reaching the position of Chairman & CEO of the firm In South America. He is the president of the Supervisory Board in the Audit

Committee of the Rio de Janeiro Olympic Games 2016 and Saraiva Livreiros Editores S.A. and member of Fibria Celulose Audit Committee as SOX financial expert and also Usiminas. He was Member of the Supervisory Board in the Audit Committee of Centrais Elétricas of Santa Catarina and BRADESPAR. He is member of the Board of Directors with Administradora de Cartões de Crédito AVISTA S.A. and chairman of its Audit Committee. He is member of the GGC – Corporate Governance Group.

SUPLENTE PELAS ONs - Robert Juenemann é Advogado Mediador Certificado pela CEDR (UK), membro da Comissão Jurfdica e da Comissão de Cooperativas, bem como Conselheiro de Administraçõ do IBGC – Instituto Brasileiro de Governança Corporativa. Tem larga experiência na implementação de governança corporativa em companhias de capital aberto e fechado. É Conselheiro Fiscal da Eletrobras e da Eternit. Foi Conselheiro Fiscal da Celesc. É membro do GGC – Grupo de Governança Corporativa.

Robert Juenemann, is a lawyer and Board Member of the Brazilian Institute of Corporate Governance – IBGC, and Supervisory Board Member in the Audit Committee at Eternit, Eletrobras and Celesc, has an extensive experience in implementing corporate governance in public and closed companies. He is a member of the GGC – Corporate Governance Group.

TITULAR PELAS PNs – RAPHAEL MANHÃES MARTINS, Advogado, sócio do escritório Faoro & Fucci (desde 2010). Conselheiro de Administração (Titular) da Eternit S/A, em 2015/2016. Conselheiro Fiscal (Titular) da Vale S.A., em 2015/2016. Conselheiro Fiscal (Titular) da Light S.A., em 2014/2015 e 2015/2016. Conselheiro Fiscal (Titular) da Embratel Participações SA., em 2014. Conselheiro Fiscal (Suplente) da Embratel Participaçōes S.A., em 2010/2011, 2012/2013, 2013/2014. Conselheiro Fiscal (Suplente) da Light S.A., em 2012/2013. Ex-professor da UFRJ (2010) e da UERJ (2007/2009). lnscrito na Ordem dos Advogados do Brasil, Seção do Rio de Janeiro.

SUPLENTE PELAS PNs — THAIS DE MACEDO LIMANI, brasileira, solteira, CPF 410.971.518-08, OAB/RJ 199.689, formada em Direito pela Pontificia Universidade Católica de Campinas, advogada e sócia do escritório Faoro & Fucci Advogados. Inscrita na Ordem dos Advogados do Brasil, Seção do Rio de Janeiro.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 22, 2016		Director of Investor Relations